UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             FORT BEND HOLDING CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                         (Title of Class of Securities)

                                   346824-10-S
                                 (CUSIP Number)

                                GEORGE B. HARROP
                         10190 OLD KATY ROAD, SUITE 350
                              HOUSTON, TEXAS 77043

                                 (713) 984-1298
                            EMAIL: vbh001@hal-pc.org
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 11, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No.:  346824-10-5                                        Page 2 of 6 Pages

    1      NAME OF REPORTING PERSON
           George B. Harrop

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           PF, OO, BK
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(E)                                             |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
 NUMBER OF    |   7   SOLE VOTING POWER
   SHARES     |
BENEFICIALLY  |       113,273(1),(2)
  OWNED BY    |-----------------------------------------------------------------
    EACH      |   8   SHARED VOTING POWER
 REPORTING    |
   PERSON     |       56,296(2),(3)
    WITH      |-----------------------------------------------------------------
              |   9   SOLE DISPOSITIVE POWER
              |
              |       113,273(1),(2)
              |-----------------------------------------------------------------
              |  10   SHARED DISPOSITIVE POWER
              |
              |       56,296(2),(3)
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           169,569(2),(4)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.32% (4)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

CUSIP No.:  346824-10-5                                        Page 3 of 6 Pages

(1) Includes 49,073 shares to be acquired upon conversion of presently convertible subordinated debentures.

(2) Adjusted to reflect Fort Bend's Common Stock split 2 for 1 effected October 1, 1997.

(3) These shares are held jointly by George B. Harrop and his wife and include 46,296 shares to be acquired upon conversion of presently convertible subordinated debentures

(4) Based on 1,723,306 shares of Common Stock outstanding as of March 31, 1998 as stated in Fort Bend's Form 8-K filed May 8, 1998, plus 95,369 shares issuable upon conversion of convertible subordinated debentures held by George B. Harrop.

                                                               Page 4 of 6 Pages

ITEM 1.  SECURITY AND ISSUER

         The Statement on Schedule 13D (the "Schedule 13D"), filed on February 21, 1997, by George B. Harrop, relating to the beneficial ownership of common stock, par value $.01 per share (the "Common Stock") of Fort Bend Holding Corp., a corporation incorporated under the laws of Delaware ("Fort Bend") and amended and supplemented by Amendment No. 1 to the Schedule 13D, filed on March 7, 1997 by George B. Harrop is hereby amended and supplemented as set forth below. Other than as set forth below, the Schedule 13D, as amended, is unchanged. Fort Bend maintains its principal executive offices at 3400 Avenue H, Rosenberg, Texas 77471.

ITEM 2.    IDENTITY AND BACKGROUND

           George B. Harrop and his wife, ValBerta Harrop, are individuals whose business address is 10190 Old Katy Road, Suite 350, Houston, Texas 77043. Mr. Harrop is a private investor. Mr. Harrop is also CEO of Harrop Construction Company, Inc. Mrs. Harrop is the Secretary and Treasurer of Harrop Construction Company, Inc. Both Mr. and Mrs. Harrop are United States citizens. Neither George B. Harrop nor ValBerta Harrop has, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           No change.

ITEM 4.    PURPOSE OF THE TRANSACTION

           As previously reported, Mr. Harrop acquired the shares of Fort Bend's Common Stock with a view to holding a substantial ownership interest in Fort Bend and obtaining representation on Fort Bend's Board of Directors. On June 11, 1998, Mr. Harrop met with four members of Fort Bend's Board of Directors, including Lane Ward, President of Fort Bend. At the meeting, Mr. Harrop discussed, among other things, the performance of Fort Bend. Mr. Harrop discussed nominating himself and/or other persons who share his goal of maximizing stockholder value for election to the Board of Directors. Mr. Harrop has not received a response to his request. Mr. Harrop is a member of the Board of Directors of Sterling Bank in Houston, Texas and advised Fort Bend that he would resign that position if elected to the Board of Fort Bend.

           In Mr. Harrop's opinion, Fort Bend's Common Stock is undervalued by the market. Mr. Harrop believes that the current consolidation in the financial services, banking and savings and loan industries presents an opportunity to enhance stockholder value by selling the company or engaging in a merger or other business combination with a larger industry participant. Mr. Harrop does not, however, have any plans or agreement relating to a specific transaction involving Fort Bend or its assets.

           Mr. Harrop intends to monitor closely opportunities for the merger or sale of Fort Bend or for similar transactions which enhance stockholder value, and to review developments at the Company. If Fort Bend fails to commence a process that results in a substantial enhancement to shareholder value, Mr. Harrop may take steps to induce the Company's Board of Directors immediately to assess (i) the effectiveness of the current structure and composition of the board and (ii) the performance and composition of current senior management. Such steps may include, without limitation, (i) seeking representation on the Company's Board of Directors either through negotiation or through solicitation of proxies, or (ii) supporting the efforts of others to obtain representation on the Company's Board of Directors. Mr. Harrop may modify his plans in light of future developments.

                                                               Page 5 of 6 Pages

           In the event that Mr. Harrop decides to seek representation on the Board of Directors through the solicitation of proxies, Mr. Harrop may nominate himself and/or other persons. Mr. Harrop may discuss Fort Bend from time to time with members of the management of Fort Bend, its Board of Directors and their advisers, may communicate with other shareholders and interested parties concerning Fort Bend, to the extent that such communication will not invoke provisions of the Company's Certificate of Incorporation which purport to limit rights of stockholders to act in concert, and may exercise any and all of his respective rights as a stockholder of Fort Bend in a manner consistent with his equity interests.

           Mr. Harrop may from time-to-time (i) acquire additional Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

           Under certain circumstances, the prior approval of the Office of Thrift Supervision ("OTS") may be required to solicit proxies if the acquiror would hold any combination of stock and proxies representing more than 25% of any class of voting stock of a savings and loan holding company and such proxies would enable the acquiror to elect one-third or more of the Board of Directors. This rule may limit the number of director Mr. Harrop could nominate to two nominees without prior approval of the OTS. In addition, acquisition of more than 10% of any class of voting stock of a savings and loan holding company may require prior approval of the OTS.

           Except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER

           Mr. Harrop is the beneficial owner of shares of Common Stock which, based on the sum of the number of shares of Common Stock stated to be outstanding on March 31, 1998 in Fort Bend's Form 8-K filed May 8, 1998, and the shares issuable to Mr. Harrop upon conversion of the Debentures (defined below), represent 9.32% of the Issuer's Common Stock. The shares include 56,296 shares which are or will be held in joint accounts with Mr. Harrop's wife, ValBerta Harrop, and 113,273 shares which are or will be held through Mr. Harrop's individual retirement accounts. Included in the shares are 95,369 shares to be acquired upon conversion of 8% Convertible Subordinated Debentures due December 1, 2005 (the "Debentures"), 46,296 of which will be jointly owned by Mr. and Mrs. Harrop. The Debentures are convertible at any time prior to maturity at the rate of 92.592 shares of Common Stock for each $1,000 of principal or $10.80 per share. The Debentures may be redeemed at the option of the Issuer, in whole or in part, at any time, on or after December 1, 1998.

           Mr. Harrop has or will have sole voting and dispositive power for 113,273 of the shares, and Mr. and Mrs. Harrop share or will share voting and dispositive power for 56,296 of the shares. SEE Item 2 for identity and background information concerning Mrs. Harrop.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           No Change.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           None.

                                                               Page 6 of 6 Pages

                                   SIGNATURES

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1998

                                                /s/ GEORGE B. HARROP
                                                George B. Harrop